PRESS RELEASE

DOLLAR TREE REPORTS RECORD FIRST QUARTER SALES OF $615.6 MILLION

CHESAPEAKE, Va. – May 8, 2003 – Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, reported record first-quarter 2003 sales of $615.6 million, exceeding the Company's previous $590-$610 million guidance.

Total sales increased 20.8% compared to sales of $509.7 million in last year's reported fiscal first quarter. This year's first quarter included 91 days, compared to 89 days in last year's period.

Comparable-store sales rose 2.2% for the quarter, measured on a comparable 91-day basis.

The Company believes it will meet analysts' earnings per share estimates for the fiscal first quarter, with increased sales of basic consumer products expected to pressure gross margin.

"We are delighted to have turned in such a fine sales performance," said CEO Macon Brock, Jr., "especially in light of weather and war events that had the potential to be disruptive. Our outstanding merchandise offerings were particularly well-received by customers in this environment, and strong sales in the weeks preceding Easter helped us overcome weather-related challenges in February. We believe we are well-positioned to deliver on the sales and earnings growth targets we set for the year."

On Thursday, May 29, 2003, the Company will release its quarterly earnings results and host a conference call to discuss those results at 4:45 p.m. EDT. The telephone number for the call is (630) 395-0019, passcode DLTR. A recorded version of the call will be available until midnight Tuesday, June 3 and may be accessed by dialing (402) 998-1102, passcode DLTR. A webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Tuesday, June 3.

The Company is planning second-quarter sales to be in the range of $575-$590 million, with the mid-point of the range equating to roughly flat comparable-store sales. This year's fiscal second quarter contains 91 days, compared to 92 days in last year's second period. The Company's regular, pre-recorded sales update will be available Monday, July 7, 2003, by 5:30pm EDT, and will remain on-line through Friday, July 11, 2003. Interested parties can access the Company's update by dialing (757) 321-5TRE.

Dollar Tree Stores, Inc. operates 2,318 stores in 41 states as of May 3, 2003. During the first fiscal quarter of 2003, the Company opened 54 stores, closed 8 stores and expanded or relocated 30 stores. At May 3, 2003, the Company's retail selling square footage totaled approximately 13.9 million, a 4.8% increase from 13.2 million at February 1, 2003 and a 27.4% increase compared to a year ago.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Erica Robb or Adam Bergman, 757/321-5000
www.DollarTree.com